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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Mobility Electronics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
60741U101
(CUSIP Number)
Charles R. Mollo
17800 N. Perimeter Dr., Suite 200
Scottsdale, Arizona 85255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	60741U101	Page	2	of	21

1	NAMES OF REPORTING PERSONS: Charles R. Mollo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U. S. A.

	7	SOLE VOTING POWER:

NUMBER OF		105,731

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,690,056

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,731

WITH	10	SHARED DISPOSITIVE POWER:

		1,690,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,795,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	60741U101	Page	3	of	21

1	NAMES OF REPORTING PERSONS: Janice L. Breeze-Mollo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U. S. A.

	7	SOLE VOTING POWER:

NUMBER OF		6,468

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,628,914

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,468

WITH	10	SHARED DISPOSITIVE POWER:

		1,628,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,635,382

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	60741U101	Page	4	of	21

1	NAMES OF REPORTING PERSONS: Jeffrey R. Harris

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U. S. A.

	7	SOLE VOTING POWER:

NUMBER OF		241,291

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,169,067

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		240,661

WITH	10	SHARED DISPOSITIVE POWER:

		1,169,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,410,358

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	60741U101	Page	5	of	21

1	NAMES OF REPORTING PERSONS: CRM-008 Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,341,789

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,341,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,341,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	60741U101	Page	6	of	21

1	NAMES OF REPORTING PERSONS: JLM-008 Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,133,149

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,133,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,133,149

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	60741U101	Page	7	of	21

1	NAMES OF REPORTING PERSONS: New Horizons Enterprises, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		411,768

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		411,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	411,768

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	8	of	21

1	NAMES OF REPORTING PERSONS: New Vistas Investments Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		693,495

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		693,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	693,495

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	9	of	21

1	NAMES OF REPORTING PERSONS: La Luz Enterprises, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		165,056

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		165,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	165,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	10	of	21

1	NAMES OF REPORTING PERSONS: La Luz Enterprises-II, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,886

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		27,886

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,886

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	11	of	21

1	NAMES OF REPORTING PERSONS: Breeze Family, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,966

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		30,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,966

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	12	of	21

1	NAMES OF REPORTING PERSONS: CMI International, LLC (f/k/a Mollo Family, LLC)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		101,047

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		101,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	101,407

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	13	of	21

1	NAMES OF REPORTING PERSONS: John R. Harris and Timothy D. Harris Irrevocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		98,804

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		98,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,804

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	60741U101	Page	14	of	21

1	NAMES OF REPORTING PERSONS: Harris Family LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,804

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		63,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	63,804

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	60741U101	Page	15	of	21

1	NAMES OF REPORTING PERSONS: JLM Revocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,662

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		45,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	45,662

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	60741U101	Page	16	of	21

1	NAMES OF REPORTING PERSONS: CRM Revocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Mexico

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	60741U101	Page	17	of	21
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
     This Amendment No. 2 amends and supplements the initial Schedule 13D filed jointly on February 24, 2003, together with Amendment No. 1 to Schedule 13D filed jointly on November 14, 2003 (together, the “Initial Amended Schedule”) pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) by Charles R. Mollo, Janice L. Breeze-Mollo, Jeffrey R. Harris, CRM-008 Trust, JLM-008 Trust, New Horizons Enterprises, Inc., New Vistas Investments Corporation, La Luz Enterprises, LLC, La Luz Enterprises-II, LLC, Breeze Family, LLC, CMI International, LLC (f/k/a Mollo Family, LLC), John R. Harris and Timothy D. Harris Irrevocable Trust, Harris Family LLC, JLM Revocable Trust and CRM Revocable Trust (each a “Reporting Person”), with respect to their respective beneficial ownership of the common stock, par value $0.01 per share (the “Stock”), of Mobility Electronics, Inc., a Delaware corporation (“Issuer”).
     The Reporting Persons are filing this Amendment No. 2 to reflect (i) a change in name of one Reporting Person, (ii) changes in certain Reporting Persons’ ownership of Stock resulting from the sale of shares of Stock by such Reporting Persons and other changes in beneficial ownership of Stock as determined in accordance with Rule 13d-3 under the Act, and (iii) the joint withdrawal of the Reporting Persons from that certain Joint Filing and Group Agreement dated February 14, 2003 (attached as Exhibit 1 to the initial Schedule 13D, the “Group Agreement”) and the resulting termination of reporting obligations of certain Reporting Persons under Section 13(d) of the Act. The Reporting Persons hereby amend Items 2, 5 and 7 of the Initial Amended Schedule as set forth below to reflect such changes.
Item 1. Security and Issuer
     No change from the Initial Amended Schedule.
Item 2. Identity and Background.
     Effective January 26, 2004, Mollo Family, LLC changed its name to CMI International, LLC. Also effective January 26, 2004, Charles R. Mollo resigned as the manager of the company, and the articles of organization of the company were amended to appoint Christine E. Mollo and Charles R. Mollo, III, as joint managers of CMI International, LLC. The signature of both managers is required to act and bind the company. There has been no other change from the Initial Amended Schedule.
Item 3. Source and Amount of Funds or Other Consideration.
     No change from the Initial Amended Schedule.

CUSIP No.	60741U101	Page	18	of	21
Item 4. Purpose of Transaction.
     No change from the Initial Amended Schedule.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     Based upon information available to the Reporting Persons, as of January 10, 2006, there were 30,866,248 shares of Stock issued and outstanding.
     The aggregate number and percentage of Stock beneficially owned by each Reporting Person as of January 10, 2006 is incorporated by reference herein from the information set forth on the cover pages of this Schedule.
     The following describes the sole and shared voting power over the shares of Stock beneficially owned by each Reporting Person, including shares of Stock which the Reporting Persons have a right to acquire:
     Sole Voting and Dispositive Power:
     Mr. Mollo has sole voting and dispositive power over 105,731 shares of Stock, which includes 53,724 shares that may be purchased upon the exercise of options.
     Ms. Breeze-Mollo has sole voting and dispositive power over 6,468 shares of Stock.
     Mr. Harris has sole voting and dispositive power over 241,291 shares of Stock, which includes 60,375 shares that may be purchased upon the exercise of options, and 27,647 shares that may be purchased upon the exercise of warrants.
Shared Voting and Dispositive Power
     Mr. Mollo and Ms. Breeze-Mollo share voting and dispositive power over 85,441 shares of Stock of which they are the holder of record as joint tenants with right of survivorship and 128,136 shares of Stock that may be purchased upon the execise of options held by CJMO, LLC, a limited liability company in which Mr. Mollo and Ms. Breeze-Mollo are members and Mr. Mollo is the manager.
     CRM Revocable Trust is the holder of record of 8,000 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is the trustee of this trust.
     JLM Revocable Trust is the holder of record of 14,696 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is the trustee of this trust.
     CMI International, LLC (f/k/a Mollo Family, LLC) is the holder of record of 101,047 shares of Stock. Mr. Mollo is no longer the manager of CMI International, LLC. Effective January 26, 2004, Charles R. Mollo, III and Christine E. Mollo act as joint managers of CMI International, LLC.
     Breeze Family LLC is the holder of record of 30,966 shares of Stock, and shares voting and dispositive power over these shares with Ms. Breeze-Mollo, who is the manager of Breeze Family LLC.
     Harris Family LLC is the holder of record of 63,804 shares of Stock, and shares voting and dispositive power over these shares with Mr. Harris, who is the manager of Harris Family LLC, and Mr. Mollo, as a co-trustee of the The John R. Harris and Timothy D. Harris Irrevocable Trust, which may be deemed to control Harris Family LLC as a 92.86% owner of its outstanding membership interests.

CUSIP No.	60741U101	Page	19	of	21
     CRM-008 Trust is the holder of record of 71,470 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo and Ms. Breeze-Mollo, who are co-trustees of this trust.
     La Luz Enterprises, L.L.C. is the holder of record of 165,056 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which is the sole owner of La Luz Enterprises, L.L.C., Mr. Mollo, who is the sole manager of La Luz Enterprises, L.L.C. and a co-trustee of CRM-008 Trust, and Ms. Breeze-Mollo, who is a co-trustee of CRM-008 Trust.
     La Luz Enterprises-II, L.L.C. is the holder of record of 27,886 shares of Stock, and shares voting and dispositive power over these shares with JLM-008 Trust, which is the sole owner of La Luz Enterprises-II, L.L.C., Ms. Breeze-Mollo, who is the sole manager of La Luz Enterprises-II, L.L.C. and a co-trustee of JLM-008 Trust, and Mr. Mollo, who is a co-trustee of JLM-008 Trust.
     New Horizons Enterprises, Inc. is the holder of record of 411,768 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which owns 49% of New Horizons Enterprises, Inc., JLM-008 Trust, which owns approximately 24.99% of New Horizons Enterprises, Inc., Mr. Mollo and Ms. Breeze-Mollo, who are co-trustees of both JLM-008 Trust and CRM-008 Trust, and Mr. Harris, who owns 26% of New Horizons Enterprises, Inc. and is the Director and President of New Horizons Enterprises, Inc.
     New Vistas Investments Corporation is the holder of record of 693,495 shares of Stock, and shares voting and dispositive power over these shares with CRM-008 Trust, which owns approximately 43% of New Vistas Investments Corporation, JLM-008 Trust, which owns approximately 18% of New Vistas Investments Corporation, Mr. Mollo who is a co-trustee of both JLM-008 Trust and CRM-008 Trust, Mr. Harris, who owns approximately 20% of New Vistas Investments Corporation and is a Director and President of New Vistas Investments Corporation, and Ms. Breeze-Mollo, who is a Director and Vice President of New Vistas Investments Corporation and a co-trustee of both JLM-008 Trust and CRM-008 Trust.
     The John R. Harris and Timothy D. Harris Irrevocable Trust is the holder of record of 35,000 shares of Stock, and shares voting and dispositive power over these shares with Mr. Mollo, who is a co-trustee of this trust.
     Except as set forth on Exhibit 1 attached hereto, during the last 60 days, none of the Reporting Persons has effected any transactions with respect to the Stock.
     Certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed herein. None of such persons’ interest exceeds five percent of the outstanding Stock.

CUSIP No.	60741U101	Page	20	of	21
     In accordance with Paragraph 6 of the Group Agreement, each Reporting Person has provided written notice to the other Reporting Persons of such Reporting Person’s withdrawal from the Group Agreement, effective January 20, 2006. A copy of the executed notice is attached hereto as Exhibit 2.
     Each of Jeffrey R. Harris, CRM-008 Trust, JLM-008 Trust, New Horizons Enterprises, Inc., New Vistas Investments Corporation, La Luz Enterprises, LLC, La Luz Enterprises-II, LLC, Breeze Family LLC, CMI International, LLC (f/k/a Mollo Family, LLC), John R. Harris and Timothy D. Harris Irrevocable Trust, Harris Family LLC, JLM Revocable Trust and CRM Revocable Trust disclaims that he, she or it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule other than those shares of Stock with respect to which he, she or it is indicated as having sole or shared voting and dispositive power in Item 5 of this Schedule.
     Consequently, none of these parties will be filing as Reporting Persons in subsequent Schedule 13D filings.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No change from the Initial Amended Schedule.
Item 7. Material to Be Filed as Exhibits.
     Item 7 is hereby amended to include the following:

Exhibit
Number	Description of Document
1	Transactions During the Last 60 Days

2	Notice of Joint Withdrawal From Joint Filing And Group Agreement

CUSIP No.	60741U101	Page	21	of	21
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.
       Dated: January 20, 2006

/s/ Charles R. Mollo		La Luz Enterprises-II, LLC

Charles R. Mollo
		By:	/s/ Janice L. Breeze-Mollo

Janice L. Breeze-Mollo, Manager
/s/ Janice L. Breeze-Mollo

Janice L. Breeze-Mollo
Breeze Family LLC

/s/ Jeffrey R. Harris		By:	/s/ Janice L. Breeze-Mollo

Jeffrey R. Harris			Janice L. Breeze-Mollo, Manager

CMI International, LLC (f/k/a Mollo Family, LLC)

CRM-008 Trust		By:	/s/ Charles R. Mollo, III

By:	/s/ Charles R. Mollo		/s/ Christine E. Mollo

	Charles R. Mollo, Trustee		Charles R. Mollo, III, and
Christine E. Mollo, Managers

JLM-008 Trust		John R. Harris and Timothy D. Harris Irrevocable Trust

By:	/s/ Janice L. Breeze-Mollo	By:	/s/ Charles R. Mollo

	Janice L. Breeze-Mollo, Trustee		Charles R. Mollo, Trustee

New Horizons Enterprises, Inc.		Harris Family LLC

By:	/s/ Jeffrey R. Harris	By:	/s/ Jeffrey R. Harris

	Jeffrey R. Harris, President		Jeffrey R. Harris, Manager

New Vistas Investments Corporation		JLM Revocable Trust

By:	/s/ Jeffrey R. Harris	By:	/s/ Janice L. Breeze-Mollo

	Jeffrey R. Harris, President		Janice L. Breeze-Mollo, Trustee

La Luz Enterprises, LLC		CRM Revocable Trust

By:	/s/ Charles R. Mollo	By:	/s/ Charles R. Mollo

	Charles R. Mollo, Manager		Charles R. Mollo, Trustee

Exhibit 1
     During the past sixty days, the following Reporting Persons engaged in the below described transactions with respect to the Stock:
1.	On December 28, 2005, Jeffrey R. Harris acquired 875 shares of Stock upon exercise of expiring options at an exercise price of $3.06 per share.

2.	On December 30, 2005, Jeffrey R. Harris acquired 630 shares of Stock at a price of $10.32 per share pursuant to the Mobility Electronics, Inc. Non-Employee Director Plan as consideration for his services as an outside director.

3.	On January 10, 2006, Charles R. Mollo acquired 6,666 shares of Stock upon exercise of expiring options at an exercise price of $1.27 per share.

4.	Charles R. Mollo and Janice L. Breeze-Mollo, JTWROS, sold the following shares of Stock in open market transactions at the dates and prices set forth below, pursuant to a Rule 10b5-1 trading plan adopted on October 29, 2004 and disclosed in a Form 8-K filed with the SEC on November 1, 2004:

Date	Number of Shares Sold	Price Per Share
1/10/2006	7,875	$10.00
1/11/2006	42,000	$10.00
1/11/2006	125	$10.03

Exhibit 2
NOTICE OF JOINT WITHDRAWAL FROM
JOINT FILING AND GROUP AGREEMENT
     This Notice of Joint Withdrawal From Joint Filing And Group Agreement (this “Notice”) is executed as of January 20, 2006, by and among the undersigned individuals and entities (individually, a “Party” and together, the “Parties”).
PRELIMINARY STATEMENTS
     A. The Parties have entered into a Joint Filing and Group Agreement (the “Group Agreement”) dated February 14, 2003.
B. Paragraph 6 of the Group Agreement allows for the withdrawal of each Party from the Group Agreement at any time by providing the other Parties with prior written notice of withdrawal.
     C. Each of the Parties now desires to withdraw from the Group Agreement in accordance with Paragraph 6 thereof.
WITHDRAWAL NOTICE
     Each of the Parties hereby gives written notice to each of the other Parties of such Party’s withdrawal from the Group Agreement, effective as of the date first written above.
     IN WITNESS WHEREOF, each of the Parties has caused this Notice to be executed and delivered effective as of the day and year first written above

/s/ Charles R. Mollo
Charles R. Mollo

/s/ Janice L. Breeze-Mollo
Janice L. Breeze-Mollo

/s/ Jeffrey R. Harris
Jeffrey R. Harris

CRM-008 Trust, an Arizona irrevocable trust
/s/ Charles R. Mollo
By: Charles R. Mollo, Family Trustee

JLM-008 Trust, an Arizona irrevocable trust
/s/ Janice L. Breeze-Mollo
By: Janice L. Breeze-Mollo, Family Trustee

New Horizons Enterprises, Inc., a New Mexico corporation
/s/ Jeffrey R. Harris
By: Jeffrey R. Harris, President

New Vistas Investments Corporation, a New Mexico corporation
/s/ Jeffrey R. Harris
By: Jeffrey R. Harris, President

La Luz Enterprises, LLC, an Arizona limited liability company
/s/ Charles R. Mollo
By: Charles R. Mollo, Manager

La Luz Enterprises-II, LLC, an Arizona limited liability company
/s/ Janice L. Breeze-Mollo
By: Janice L. Breeze-Mollo, Manager

Breeze Family LLC, a New Mexico limited liability company
/s/ Janice L. Breeze-Mollo
By: Janice L. Breeze-Mollo, Manager

CMI International, LLC, a New Mexico limited liability company
/s/ Charles R. Mollo, III
/s/ Christine E. Mollo
By: Charles R. Mollo, III and Christine E. Mollo, Managers

John R. Harris and Timothy D. Harris Irrevocable Trust, a New Mexico trust
/s/ Charles R. Mollo
By: Charles R. Mollo, Trustee

Harris Family LLC, a New Mexico limited liability company
/s/ Jeffrey R. Harris
By: Jeffrey R. Harris, Manager

JLM Revocable Trust, a New Mexico Trust
/s/ Janice L. Breeze-Mollo
By: Janice L. Breeze-Mollo, Trustee

CRM Revocable Trust, a New Mexico Trust
/s/ Charles R. Mollo
By: Charles R. Mollo, Trustee